SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 1, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
+55 (61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
Anne McBride
+1 (212) 983-1702
ivette.almeida@annemcbride.com

Extension of Exchange Offer for 9.375% Notes due 2014

Brasilia, Brazil – December 1, 2004 – Brasil Telecom S.A. (“Brasil Telecom”) (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announced today that it is extending the expiration date of its offer to exchange (the “Exchange Offer”) new 9.375% Notes due 2014 (the “New Notes”) in an aggregate principal amount of up to US$200,000,000 for all of its outstanding 9.375% Notes due 2014 (the “Old Notes”). The New Notes are free of the transfer restrictions that apply to the Old Notes, but otherwise have substantially the same terms as the Old Notes.

The Exchange Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on November 30, 2004, will now expire at 5:00 p.m., New York City time, on December 14, 2004. The Exchange Offer was extended to give holders of the Old Notes an additional opportunity to exchange their notes.

The Common Code and the ISIN numbers for the Rule 144A Old Notes are 018649390 and US10553MAA99, respectively, and the Common Code and the ISIN numbers for the Regulation S Old Notes are 018649314 and USP18445AC38, respectively.

For further information please contact: The Bank of New York, 101 Barclay Street New York, New York 10286, Attention: Mr. Kin Lau and The Bank of New York (Luxembourg) S.A., 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg.

This announcement is neither an offer to exchange nor a solicitation to exchange any securities.

* * *

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer